Exhibit 99.1

WNS Announces Fiscal 2021 Second Quarter Earnings,

Provides Full Year Guidance

NEW YORK, NY and MUMBAI, INDIA, October 15, 2020 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2021 second quarter ended September 30, 2020.

Highlights – Fiscal 2021 Second Quarter:

GAAP Financials

•  Revenue of $222.6 million, down 1.6% from $226.2 million in Q2 of last year and up 7.1% from $207.8 million last quarter

•  Profit of $29.2 million, compared to $28.7 million in Q2 of last year and $14.8 million last quarter

•  Diluted earnings per ADS of $0.56, compared to $0.56 in Q2 of last year and $0.29 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $214.4 million, down 2.9% from $220.7 million in Q2 of last year and up 6.4% from $201.4 million last quarter

•  Adjusted Net Income (ANI) of $37.9 million, compared to $40.6 million in Q2 of last year and $26.1 million last quarter

•  Adjusted diluted earnings per ADS of $0.73, compared to $0.79 in Q2 of last year and $0.50 last quarter

Other Metrics

•  Added 8 new clients in the quarter, expanded 17 existing relationships

•  Days sales outstanding (DSO) at 34 days

•  Global headcount of 41,466 as of September 30, 2020

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the second quarter was $222.6 million, representing a 1.6% decrease versus Q2 of last year and a 7.1% increase from the previous quarter. Revenue less repair payments* in the second quarter was $214.4 million, a decrease of 2.9% year-over-year and an increase of 6.4% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal second quarter was down 2.8% versus Q2 of last year and up 4.2% sequentially. Year-over-year, fiscal Q2 revenue was adversely impacted by the COVID-19 pandemic including lower volume requirements from certain clients and service delivery constraints resulting from the transition to a “work from home” delivery model. These headwinds more than offset the year-over-year growth from new client additions and the expansion of existing relationships. Sequentially, revenue improvement was driven by improved service delivery capability, client expansions, and currency movements net of hedging which partially offset lower volumes with certain clients relating to COVID-19.

Profit in the fiscal second quarter was $29.2 million, as compared to $28.7 million in Q2 of last year and $14.8 million in the previous quarter. Year-over-year, profit improvement was the result of lower share-based compensation expense, a one-time reversal of our corporate leave provision, reductions in travel, facility-related and discretionary expenditures, and favorable currency movements net of hedging. The leave provision reversal contributed $4.0 million to Q2 pre-tax profit, and was the result of a policy change which removed employee’s ability to carryforward unused leave for fiscal 2021. These benefits more than offset headwinds from the COVID-19 pandemic including revenue reductions, employee carrying costs, and increased business continuity costs. In addition, the company recorded a higher effective tax rate versus last year, driven by the geographic mix of profit. Sequentially, Q2 profit increased as a result of revenue improvement, lower headcount, reduced share-based compensation expense, the one-time reversal of our corporate leave provision, decreased business continuity costs, and a lower effective tax rate. These benefits more than offset the headwinds from hedging losses net of currency movements.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Adjusted net income (ANI)* in Q2 was $37.9 million, down $2.7 million as compared to Q2 of last year and up $11.8 million from the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of share-based compensation costs and associated tax impacts, which are excluded from ANI*.

From a balance sheet perspective, WNS ended Q2 with $366.5 million in cash and investments and $25.1 million of debt. In the second quarter, the company generated $56.7 million in cash from operations and incurred $6.5 million in capital expenditures. The company also made scheduled debt payments of $8.4 million. Second quarter days sales outstanding were 34 days, as compared to 29 days reported in Q2 of last year and 39 days in the previous quarter. The year-over-year increase in DSO is the result of payment delays and payment term concessions relating to COVID-19.

“In the fiscal second quarter, WNS made solid progress growing our top line, adjusting our cost structure, and ensuring our ability to service clients’ requirements in a difficult business environment,” said Keshav Murugesh, WNS’s Chief Executive Officer. “As a result we were able to post solid sequential revenue growth and healthy margins. We are also pleased that visibility has now improved to the point where the company is comfortable providing annual guidance. Looking forward, while we are seeing some delays in converting larger signed deals into revenue, we are pleased with the overall health of the sales pipeline including new opportunity additions, progress of deals through the pipeline, and contract signings for both new logos and existing client expansions. While we continue to expect some volatility in our business over the next few quarters, we remain confident in our financial strength, differentiated capabilities, underlying business momentum, and proven ability to execute. WNS will continue to focus on ensuring the health and safety of our global employees, securely servicing the needs of our clients, and investing for the expanding BPM opportunity.”

COVID-19

The COVID-19 pandemic is having a significant impact on the global economy, our clients’ businesses, and on WNS’s operations, financials, and visibility. Revenue continues to be pressured by lower client volumes, delays in new business ramps, client concessions, and facility lockdowns which impact service delivery. WNS is actively working to understand and manage our clients’ changing requirements, adapt our service delivery models, ensure data security, and manage costs. The company is now able to deliver 98% of our clients’ current requirements, as compared to 95% as reported on July 16, 2020. Impacts to our full year financial performance will be a function of how long the COVID-19 pandemic lasts on a global basis, and how long it takes our clients’ businesses to stabilize and recover.

Fiscal 2021 Guidance

WNS is providing guidance for the fiscal year ending March 31, 2021 as follows:

•

Revenue less repair payments* is expected to be between $830 million and $854 million, down from $896 million in fiscal 2020. Guidance assumes an average GBP to USD exchange rate of 1.29 for the remainder of fiscal 2021.

•	ANI* is expected to range between $121 million and $129 million versus $161 million in fiscal 2020. Guidance assumes an average USD to INR exchange rate of 73.50 for the remainder of fiscal 2021.

•	Based on a diluted share count of 52.0 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $2.33 to $2.48 versus $3.10 in fiscal 2020.

“The company has provided our forecast for fiscal 2021 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our guidance for the full year reflects a reduction in revenue less repair payments* of -7% to -5% on a reported basis, or -7% to -4% constant currency*. We currently have 98% visibility to the midpoint of the range, consistent with October guidance in previous years.”

Conference Call

WNS will host a conference call on October 15, 2020 at 8:00 am (Eastern) to discuss the company’s quarterly results. To access the call in “listen-only” mode, please join live via the company’s investor relations website at ir.wns.com. For call participants, please use the following details: US dial-in +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 1565479. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 1565479, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 375 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of September 30, 2020, WNS had 41,466 professionals across 60 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, express or implied forward-looking statements relating to our expectations regarding the impact of the COVID-19 pandemic on our business, our cost structure, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2021 second quarter commentary, future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions, including the impact of the COVID-19 pandemic on our business operations and future growth; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our ability to attract and retain clients; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
Revenue	$222.6	$226.2	$207.8
Cost of revenue	137.9	142.1	140.4

Gross profit	84.7	84.1	67.4
Operating expenses:
Selling and marketing expenses	12.1	12.2	12.4
General and administrative expenses	28.6	32.7	31.9
Foreign exchange loss / (gain), net	1.4	(1.1)	(0.6)
Amortization of intangible assets	3.3	3.9	3.7

Operating profit	39.2	36.3	20.0

Other income, net	(3.0)	(3.3)	(3.2)
Finance expense	3.7	4.3	3.7

Profit before income taxes	38.5	35.2	19.5
Income tax expense	9.3	6.5	4.6

Profit after tax	$29.2	$28.7	$14.8

Earnings per share of ordinary share
Basic	$0.59	$0.58	$0.30

Diluted	$0.56	$0.56	$0.29

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Sep 30, 2020	As at Mar 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$137.2	$96.9
Investments	145.6	125.6
Trade receivables, net	86.8	89.8
Unbilled revenue	60.1	58.0
Funds held for clients	7.5	15.8
Derivative assets	9.5	13.2
Contract assets	7.5	7.5
Prepayments and other current assets	21.4	22.0

Total current assets	475.3	428.8

Non-current assets:
Goodwill	122.8	121.3
Intangible assets	67.9	70.1
Property and equipment	56.9	57.0
Right-of-use assets	156.8	159.1
Derivative assets	2.4	2.1
Investments	83.7	80.1
Trade receivables, net	0.5	-
Contract assets	26.0	28.9
Deferred tax assets	32.2	28.9
Other non-current assets	34.8	36.0

Total non-current assets	584.0	583.5

TOTAL ASSETS	$1,059.4	$1,012.3

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$24.5	$29.3
Provisions and accrued expenses	25.9	29.0
Derivative liabilities	2.6	9.6
Pension and other employee obligations	59.5	76.9
Current portion of long-term debt	16.7	16.7
Contract liabilities	11.6	10.3
Current taxes payable	3.2	3.3
Lease liabilities	25.4	23.4
Other liabilities	7.4	7.4

Total current liabilities	176.6	205.8

Non-current liabilities:
Derivative liabilities	0.7	3.9
Pension and other employee obligations	17.3	13.0
Long-term debt	8.4	16.7
Contract liabilities	16.9	20.1
Other non-current liabilities	0.2	0.2
Lease liabilities	156.3	155.5
Deferred tax liabilities	9.5	10.1

Total non-current liabilities	209.3	219.4

TOTAL LIABILITIES	$385.9	$425.2

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 49,990,612 shares and 49,733,640 shares; each as at September 30, 2020 and March 31, 2020, respectively)	7.9	7.9
Share premium	207.9	187.3
Retained earnings	630.4	586.3
Other components of equity	(172.7)	(194.4)

Total shareholders’ equity	$673.4	$587.1

TOTAL LIABILITIES AND EQUITY	$1,059.4	$1,012.3

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 1, 2020.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 1, 2020.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents or discusses (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding goodwill impairment, share-based expense and amortization of intangible assets) as a percentage of revenue less repair payments, (2) ANI, which is calculated as profit excluding goodwill impairment, share-based expense and amortization of intangible assets and including the tax effect thereon, (3) Adjusted net income margin, which refers to ANI as a percentage of revenue less repair payments, (4) net cash, which refers to cash and cash equivalents plus investments less long-term debt (including the current portion) and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions, goodwill impairment and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS, respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Sep 30, 2020 compared to
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020	Sep 30, 2019	Jun 30, 2020
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$222.6	$226.2	$207.8	(1.6%)	7.1%
Less: Payments to repair centers	8.2	5.5	6.4	48.7%	28.2%
Revenue less repair payments (non-GAAP)	$214.4	$220.7	$201.4	(2.9%)	6.4%
Exchange rate impact	(1.3)	(1.4)	3.2
Constant currency revenue less repair payments (non-GAAP)	$213.1	$219.3	$204.6	(2.8%)	4.2%

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
	(Amounts in millions)
Cost of revenue (GAAP)	$137.9	$142.1	$140.4
Less: Payments to repair centers	8.2	5.5	6.4
Less: Share-based compensation expense	0.8	1.5	1.4
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (non-GAAP)	$129.0	$135.1	$132.6

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
	(Amounts in millions)
Gross profit (GAAP)	$84.7	$84.1	$67.4
Add: Share-based compensation expense	0.8	1.5	1.4
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$85.5	$85.6	$68.8

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
Gross profit as a percentage of revenue (GAAP)	38.0%	37.2%	32.4%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	39.9%	38.8%	34.2%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$12.1	$12.2	$12.4
Less: Share-based compensation expense	0.8	1.4	1.9
Adjusted selling and marketing expenses (excluding share-based compensation expense) (non-GAAP)	$11.3	$10.8	$10.6

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
Selling and marketing expenses as a percentage of revenue (GAAP)	5.4%	5.4%	6.0%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	5.3%	4.9%	5.2%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
	(Amounts in millions)
General and administrative expenses (GAAP)	$28.6	$32.7	$31.9
Less: Share-based compensation expense	6.0	8.7	8.4
Adjusted general and administrative expenses (excluding share-based compensation expense) (non-GAAP)	$22.6	$23.9	$23.5

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
General and administrative expenses as a percentage of revenue (GAAP)	12.9%	14.5%	15.3%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	10.5%	10.8%	11.7%

Reconciliation of operating profit / (loss) (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
	(Amounts in millions)
Operating profit (GAAP)	$39.2	$36.3	$20.0
Add: Share-based compensation expense	7.6	11.7	11.7
Add: Amortization of intangible assets	3.3	3.9	3.7
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) (non-GAAP)	$50.2	$51.9	$35.3

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
Operating profit as a percentage of revenue (GAAP)	17.6%	16.1%	9.6%
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	23.4%	23.5%	17.5%

Reconciliation of profit / (loss) (GAAP) to ANI (non-GAAP)

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
	(Amounts in millions)
Profit after tax (GAAP)	$29.2	$28.7	$14.8
Add: Share-based compensation expense	7.6	11.7	11.7
Add: Amortization of intangible assets	3.3	3.9	3.7
Less: Tax impact on share-based compensation expense(1)	(1.4)	(2.8)	(3.2)
Less: Tax impact on amortization of intangible assets(1)	(0.9)	(1.0)	(0.9)
Adjusted Net Income (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$37.9	$40.6	$26.1

(1)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
Profit after tax as a percentage of revenue (GAAP)	13.1%	12.7%	7.1%
Adjusted net income (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) as a percentage of revenue less repair payments (non-GAAP)	17.7%	18.4%	12.9%

Reconciliation of basic earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
Basic earnings per ADS (GAAP)	$0.59	$0.58	$0.30
Add: Adjustment of share-based compensation expense and amortization of intangible assets	0.22	0.31	0.31
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.05)	(0.07)	(0.09)
Adjusted basic earnings per ADS (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.76	$0.82	$0.52

Reconciliation of diluted earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2020	Sep 30, 2019	Jun 30, 2020
Diluted earnings per ADS (GAAP)	$0.56	$0.56	$0.29
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.21	0.30	0.30
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.04)	(0.07)	(0.09)
Adjusted diluted earnings per ADS (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.73	$0.79	$0.50